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                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                  FORM 12b-25

                                                Commission File Number 000-28761

                          NOTIFICATION OF LATE FILING

     (Check One):|X| Form 10-KSB |_| Form 11-K |_| Form 20-F |_| Form 10-Q
                 |_| Form N-SAR

     For Period Ended:     Fiscal Year ended July 31, 2000
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|_| Transition Report on Form 10-K           |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F           |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

     For the Transition Period Ended: __________________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above,

identify the item(s) to which the notification relates:
                                                        ------------------------

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                                     PART I
                             REGISTRANT INFORMATION

Full name of Registrant             JagNotes.com Inc.
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Former name if applicable
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Address of principal executive office
(Street and Number)  226 West 26th Street, Studio D
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City, state and zip code        New York, New York  10001
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                                    PART II
                            RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

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         (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|      (b)  the subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

     The Company is in the process of negotiating accelerated terms of certain financing arrangements. The anticipated results of these negotiations, which are to occur in the near term, will have a significant impact on the Company's ability to continue as a going concern. To file the Company's Annual Report on Form 10-KSB prior to the completion of such negotiations could be misleading. Accordingly, the Company requests a 15 day extension in which to file its Annual Report on Form 10-KSB for the fiscal year ended July 31, 2000.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

         Stephen R. Russo                       732                919-0078
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              (Name)                        (Area Code)       (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                |X| Yes  |_|  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                |X| Yes  |_|  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As more fully described below, during the year ended July 31, 2000 the Company incurred a significant loss and has used and will continue to use substantial working capital in its attempt to generate enough revenues to make the Company profitable. Accordingly, if the Company is unable to obtain commitments for sufficient additional funding as discussed in Part III above, it will receive an audit opinion with a going concern qualification from its auditors.

     The details to the Company's going concern issues follow:

     The Company generated revenues of approximately $1,042,000 and $801,000, and it incurred net losses of approximately $16,664,000 and $1,028,000 and cash flow deficiencies from operating activities of approximately $8,460,000 and $1,103,000, during 2000 and 1999, respectively. As a result, the Company had an accumulated deficit of approximately $17,874,000 as of July 31, 2000. Although the Company had a cash balance of $807,000 and working capital of $1,161,000 as of July 31, 2000, and a substantial portion of its net losses in 2000 and 1999 were attributable to noncash operating expenses, management believes that the Company will continue to incur net losses and cash flow deficiencies from operating activities. These matters raise substantial doubt about the Company's ability to continue as a going concern if the Company fails to obtain commitments for the additional financing currently under negotiation or fails to maintain expenses at current levels or less.

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                               JagNotes.com Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date         October 30, 2000               By /s/ Gary Valinoti
     ---------------------------------         ---------------------------------
                                               Name:  Gary Valinoti
                                               Title: President and
                                                      Chief Executive Officer